                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [November], 2002


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F (X)      No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ( )            No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.




     The registrant files with the Korea Securities Exchange the notice dated November 14, 2002. Attached is English language version of the notice.

Contact Information:
Mi-Ri Chung, Head of Investor Relations
Tel: (82-41) 559-8710
E-mail: mrchung@mirae.com

                         MIRAE CORPORATION ANNOUNCES THE
                   THIRD QUARTER RESULTS FOR FISICAL YEAR 2002

Seoul, Korea, November 14, 2002 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the nine months ended September 30, 2002.

The Company reported total revenues of 30,094 million won for the third quarter of 2002, decreased by 22.9 percent from total revenues of 39,019 million won for the third quarter of 2001. And, gross profit for the third quarter of 2002 was
6.3 million won from gross profit of 3,143 million won for the third quarter of 2001. Mirae accounted 15,002 million won and 43,648 million won of operating loss and net loss, respectively, for the third quarter of 2002; whereas, operating loss of 19,982 million and net loss of 41,571 million won for the third quarter of 2001. The Company accounted an improvement on operating loss by 24.9% compared to the third quarter of 2001; however, net loss for the third quarter of 2002 increased by 4.99% due to increase of other expenses.

Mirae Corporation is currently undergoing a corporate restructuring process, including its business structure which four business divisions converged into two divisions in order to concentrate on its mechatronics business. As a part of its restructuring efforts, the Company liquidated its non-mechatronics related property, Kang-nam Venture Building in Seoul, for 60 billion Korean won on May 2002. Furthermore, Lycos Korea was excluded as an affiliate of the Company upon Lycos Korea's capital increase of the on August 14, 2002. As of September 30, 2002, SK Telecom Co., Ltd. is the major shareholder of Lycos Korea, and holds
78.28 percent, or 52,063,320 shares of the total shares of 66,508,790. The Company participated in capital increase in the amount of 2,532 million won, or 3,836,690 shares. As a result of capital increase, the Company holds 10.28 percent or 6,836,690 shares of Lycos Korea.

Each division fully portrays its figures as following. SMD Placement System Division (SMT) generated revenues of 22,012 million won for the third quarter of 2002, increased 60.2 percent from 13,739 million won for the third quarter of 2001. Semiconductor Equipment Division distributed sales of 7,326 million won for the third quarter of 2002, 51.0 percent decreased from 14,954 million won for the third quarter of 2001 due to a tentative recovery of semiconductor and related industries that declined significantly in 2001. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and others (i.e. C/S, Linear Motor) are 24.3 percent, 73.1 percent and 2.5 percent, respectively for the third quarter of 2002.

The ratio for domestic sales and overseas sales for the third quarter of 2002 were 46.6 percent and 53.4 percent respectively whereas domestic sales was 84.2 percent and overseas sales was 15.8 percent for the third quarter of 2001. The results reflected the company's expansion of global sales networks, especially in Europe and Asia. Furthermore, in October 2001, Mirae began building its own distribution channel in the North American markets and now sells its SMT products through Mirae America Inc., under the Mirae name directly. Our sales in the U.S. markets were suspended for approximately a 12 month period from September 2000 to August 2001 due to bankruptcy of Quad Systems Corporation on December 18, 2000, our exclusive distributor of SMD placement systems in North America and Europe. The sales ratio by region included: Europe 21.6 percent, Asia 21.8 percent and the North America 10.0 percent.

--------------------------------------------------------------------------------

.. The 3Q of 2002 Highlights

July 2002
  -  Payment Guarantee for Lycos Korea Inc., up to US$ 10,398,006


August 2002

  - Participation in capital increase of Lycos Korea Inc., the amount of 2,532 million won 10.28% shareholding or 6,836,690 shares of the total shares of 68,366,904.
  -  Treasury Stock Trust Extension of 5 billion won with Korean Exchange Bank


.. Exhibition of the third quarter of 2002

September 2002
  - SEMI TAIWAN in Taipei, Product Model: MR5500 (128 parallel, Memory Test Handler)

--------------------------------------------------------------------------------
This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet as of September 30, 2002 and statement of operation for the nine months ended September 30, 2002 have been unaudited but reviewed by the Company's audit committee. In all other respects, these unconsolidated balance sheet, statement of operation under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number "25560" and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

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                                MIRAE CORPORATION
                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                           SEPTEMBER 30, 2002 AND 2001

                           (In millions of Korean won)

ASSETS                                                   2002           2001
                                                     ------------   ------------
                                                      (Unaudited)    (Unaudited)
CURRENT ASSETS:
    Cash and cash equivalents                        (Won)18,927     (Won)30,076
    Short-term financial instruments                      13,391             659
    Marketable securities                                 45,668          21,594
    Accounts receivable-trade, net                        28,278          36,479
    Accounts receivable-other                              8,627           1,615
    Inventories                                           24,612          60,590
    Accrued interest income                                  220             361
    Short-term loan                                          158             286
    Prepaid income taxes                                     364             630
    Advance payments and other                             4,948           6,867
                                                    ------------    ------------
       Total Current Assets                              145,193         159,157
                                                    ------------    ------------

NON-CURRENT ASSETS:
    Property, plant and equipment-net                     70,168         120,116
    Intangible assets-net
       Research and development costs                      6,924          14,611
       Other                                               1,270             291
    Investment securities                                 24,661          30,763
    Long-term and restricted bank deposits                   528             357
    Guarantee deposits, net                                2,516           3,744
    Deferred income tax assets                                            13,745
    Long-term loans and others                               361           6,846
                                                    ------------    ------------
          Total Non-Current Assets                       106,428         190,473
                                                    ------------    ------------
TOTAL ASSETS                                        (Won)251,621    (Won)349,630
                                                    ============    ============

                                MIRAE CORPORATION
                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                           SEPTEMBER 30, 2002 AND 2001
                           (In millions of Korean won)


LIABILITIES AND SHAREHOLDERS' EQUITY                           2002           2001
                                                          -------------    -------------
                                                           (Unaudited)      (Unaudited)
CURRENT LIABILITIES:
  Accounts payable - trade                                  (Won)2,491       (Won)2,205
  Short-term borrowings                                         45,641           52,380
  Accounts payable - other                                       4,051            1,514
  Advance receipts from customers                                  184              638
  Short-term guarantee deposits received                             -           20,126
  Accrued expenses and other                                     1,177            2,330
                                                          ------------     ------------
    Total Current Liabilities                                   53,544           79,193
                                                          ------------     ------------

LONG-TERM LIABILITIES:
  Long-term borrowings                                           9,638                -
  Long-term guarantee deposits received                          2,037               98
  Accrued severance indemnities, net                             2,356            2,958
                                                          ------------     ------------
    Total Long-term Liabilities                                 14,031            3,056
                                                          ------------     ------------
    Total Liabilities                                           67,575           82,249
                                                          ------------     ------------

SHAREHOLDERS' EQUITY:
  Capital stock  Common stock - par value 100 won per
    share; issued and outstanding 123 million shares
    as of September 30, 2002 and 2001, respectively             12,464           12,464
  Capital surplus:
    Additional paid-in capital                                 183,937          241,752
    Others                                                         261                -
  Retained earnings (Accumulated deficit):
    Appropriated                                                     -           28,020
    Unappropriated                                             (43,996)         (36,155)
  Capital adjustments:
    Unrealized gain on investment securities                    35,598           34,811
    Additional paid-in capital - employee stock options            335            1,279
    Treasury stock                                              (4,327)         (14,790)
    Others                                                        (226)               -
                                                          ------------     ------------
      Total Shareholders' Equity                               184,046          267,381
                                                          ------------     ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                (Won)251,621     (Won)349,630
                                                          ============     ============

                                MIRAE CORPORATION
           NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP
                  NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
               (In millions of Korean won, except per share data)

                                                                          2002                     2001
                                                                      (Unaudited)               (Unaudited)
SALES                                                                  (Won)30,094               (Won)39,019

COST OF SALES                                                               30,088                    35,876
                                                                 -----------------        ------------------

GROSS PROFIT                                                                     6                     3,143

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                15,009                    23,125
                                                                 -----------------        ------------------
OPERATING INCOME (LOSS)                                                    (15,003)                  (19,982)

OTHER INCOMES:
  Interest income                                                            1,643                     1,954
  Gain on disposal and valuation of marketable securities                    1,197                     1,884
  Foreign exchange and translation gains                                       494                     1,959
  Reversal of other specific reserve                                        10,273                         -
  Other                                                                      1,569                     1,086
                                                                 -----------------        ------------------
     Total Other Incomes                                                    15,176                     6,883

OTHER EXPENSES:
  Interest expense                                                           2,770                     1,690
  Provision for doubtful other accounts                                      6,317
  Loss on disposal and valuation of marketable securities                    3,623                       476
  Donations                                                                     21                         -
  Foreign exchange and translation losses                                    1,730                        91
  Loss on valuation of inventories                                          14,133                    13,360
  Investment securities impairment loss                                        166                     3,075
  Intangible assets impairment loss                                          5,147                       660
  Loss on disposal of investment assets                                         30                       807
  Equity in losses of affiliates                                             9,646                     7,438
  Others                                                                       238                       876
    Total Other Expenses                                                    43,821                    28,473
                                                                 -----------------        ------------------
INCOME(LOSS) BEFORE INCOME TAXES                                           (43,648)                  (41,572)


INCOME TAX EXPENSE (BENEFIT)
  Current                                                                                                  -
  Deferred                                                                                                 -
                                                                 -----------------        ------------------
NET INCOME(LOSS)                                                      ((Won)43,648)             ((Won)41,572)
                                                                 =================        ==================

WEIGHTED AVERAGE NUMBER OF COMMON
  STOCK OUTSTANDING (In millions of shares)                                    123                       122
                                                                 -----------------        ------------------
NET INCOME(LOSS) PER SHARE (In Korean won)                               ((Won)355)                ((Won)341)
                                                                 =================        ==================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 14, 2002



By         MiRi Chung
   --------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team